July 16, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Emily Drazan, Staff Attorney

Kathleen Krebs, Special Counsel

Re:	View Systems, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 3, 2014

File No. 333-194222

To Whom It May Concern:

On behalf of View Systems, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 11, 2014 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

Use of Proceeds, page 20

1. In accordance with the staff’s comments, please be advised that on July 16, 2014, the Company filed a post-effective amendment regarding its previous S-1 filing.

Plan of Distribution, page 24

2. Please be advised that we have deleted such reference to certain shares being registered in the offering for offer to trade creditors or lenders in exchange for debts. We do not have any intentions to offer shares to such creditors or lenders.

Securities and Exchange Commission

Page Two

July 16, 2014

Executive Compensation, page 57

3. In accordance with the staff's comments, please be advised that the initial table has been removed.

4. In accordance with the staff's comments, please be advised that we have revised Footnote 1 to reflect that Mr. Than's salary was accrued.

5. In accordance with the staff's comment, please be advised that the terms of the stock options granted to Mr. Miles has been included in Footnote 1.

Security Ownership of Certain Beneficial Owners and Management, page 53

6. In accordance with the staff's comments, please be advised that the Security Ownership of Certain Beneficial Owners and Management has been revised in its entirety include the column heading as requested.

Financial Statements, page 74

7. In accordance with the staff's comments, please be advised that the heading to the financial statements has been corrected to reflect fiscal years ended December 31, 2013 and December 31, 2012.

Report of Independent Registered Public Accounting firm, page 75

8. In accordance with the staff's comments, please be advised that the duplicative unsigned auditor's report has been removed.

Exhibits and Financial Statements Schedules, page 99

9. In accordance with the staff's comments, please be advised that an error occurred in the edgarizing causing Exhibit 10.6 to be truncated and, therefore, the agreement has now been filed in its entirety. Please be further advised that the marketing agreement between the Company and Mr. Miller has been filed as an exhibit.

Securities and Exchange Commission

Page Three

July 16, 2014

Exhibit 5.1 Opinion re Legality

10. In accordance with the staff's comments, please be advised that counsel's opinion has been revised to reflect a filing date of February 27, 2014.

11. In accordance with the staff's comments, counsel's opinion has been revised to reflect "by the Company".

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

View Systems Inc.

By:

_____________________________

Gunther Than, Chief Executive Officer